Exhibit 99.1

News release…

Date: 18 May 2006
Ref: PR477g

Iron ore price settlement

Hamersley Iron has today reached agreement with major Japanese Steel Mills on the price for Hamersley fine iron ore deliveries for the contract year commencing 1 April 2006. Under these agreements, the price of fine ore will increase by 19 per cent.

Sam Walsh, Chief Executive of Rio Tinto’s Iron Ore Group, said, “This year’s pricing reflects the current international market, which is characterised by extremely tight supply and a continuing high level of demand.”

For further information, please contact:

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David Ovington	Susie Creswell
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